Mail Stop 4561

March 19, 2009

By U.S. Mail and facsimile to (516) 327-7860

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042

> **Re: Astoria Financial Corporation**
> **Forms 10-K for Fiscal Year Ended December 31, 2007 and 2008**
> **File No. 001-11967**

Dear Mr. Redman:

We have reviewed your response, filed on February 19, 2009, to our comment letter dated February 5, 2009 and have the following additional comments.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 57

1.   Please refer to your response to comment 2 of our February 5, 2009 letter. We note your reference to the increase in the provision in each quarter throughout 2008; however, it remains unclear why the total allowance as a percentage of non-performing loans decreased throughout the same period while charge-offs and non-performing increased. Further, your disclosure does not appear to sufficiently explain how you considered the trend of progressive decreases in the total allowance as a percentage of non-performing loans when determining that your allowance for loan losses was appropriate. We re-issue comment 2 of our February 5, 2008 letter and request that you tell us and revise future filings to include an expanded discussion of the trends depicted by your asset quality ratios between quarters, including a chronology of events that lead to the deteriorating assets quality ratios between periods. Also, considering the significant provision recorded in the fourth quarter of 2008, include a discussion of the specific facts and circumstances that occurred in that quarter that were not present at September 30, 2008.

Asset Quality, page 67

2.   Please refer to your response to comment 3 of our February 5, 2009 letter. Absent FICO score information on 18% of your portfolio, it is not clear to us how you can assert that total loans with FICO scores below 660 are immaterial to your

portfolio. Further, while the 6% of known loans with FICO scores below 660 at December 31, 2008 may be immaterial to your total portfolio, it appears likely such amount would be material to your results of operations if the loans where to deteriorate as may be expected based on their increased risk characteristics. Please revise future filings to incorporate the statistics set forth in your response for these loans and to disclose the fact that you do not have FICO score information on 18% of your portfolio. Also, please disclose if loans known to have a FICO score below 660 include loan products other than fully amortizing, fixed rate loans at origination. To the extent that is the case, please describe the loan products associated with these loans.

3.   Please revise future filings to disclose your definition of sub-prime loans.

Audited Financial Statements

Note (3) Securities, page 106

4.   Please address the following regarding your securities with unrealized losses:

- You state on page 107 that "substantially all" of your non-GSE issuance securities have a AAA credit rating. Please tell us and revise your future filings to quantify the amount of these securities that do not have a AAA credit rating and to identify their respective ratings. In particular, clearly disclose the ratings for your securities that are in an unrealized loss position, explain how you considered their ratings in your determination that the impairment was not other than temporary and why you expect to collect all principal and interest on them.

- You state on page 108 that you recorded a $77.7 million other-than-temporary impairment charge in the third quarter to reduce the carrying amount of your investment in two issues of Freddie Mac perpetual preferred securities to the securities' market values totaling $5.3 million as of September 30, 2008. You also state that at December 31, 2008, your Freddie Mac stock had an unrealized loss of $4.2 million. You disclose that this impairment was not deemed to be other-than-temporary based on the short duration of the unrealized loss and the likelihood of a possible near-term market value recovery. Please tell us and revise your disclosures in future filings to more specifically disclose how you determined the likelihood of a "possible" near-term market value recovery was sufficient to preclude a determination that the impairment was not other than temporary. Clearly discuss both the positive and negative evidence you weighed in making your conclusion.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief